SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.

(Name of Subject Company)

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

07724T 106

(CUSIP Number of Class of Securities)

Michael O’Hanlon
Chief Executive Officer and President

or

Terri Warren Reynolds

Senior Vice President — Legal, General Counsel, and Secretary
Behringer Harvard Opportunity REIT II, Inc.
15601 Dallas Parkway, Suite 600

Addison, Texas  75001

(866) 655-3600

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Robert H. Bergdolt, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919)786-2000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to a tender offer (the “Offer”) by CMG Partners, LLC, CMG Legacy Growth Fund, LLC, CMG Legacy Income Fund, LLC, CMG Income Fund II, LLC, and CMG Acquisition Co., LLC (the “Offerors”), to purchase up to 1,500,000 shares of the outstanding common stock, par value $0.0001 per share (the “Common Stock” or the “Shares”), of Behringer Harvard Opportunity REIT II, Inc., a Maryland corporation (the “Company”), at a price of $2.00 per Share, in cash, without interest, (the “Offer Price”).  CMG Partners, LLC, which is one of the Offerors, is serving as the depositary for the Offerors. The Offer is being made on the terms and conditions described in the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by the Offerors on June 5, 2012 (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”).

As discussed below, the Board of Directors of the Company (the “Board”) unanimously recommends that the stockholders of the Company (the “Stockholders”) reject the Offer and not tender their Shares for purchase pursuant to the Offer.

ITEM 1.  SUBJECT COMPANY INFORMATION.

The name of the subject company is Behringer Harvard Opportunity REIT II, Inc.  The Company’s address is 15601 Dallas Parkway, Suite 600, Addison, Texas 75001.  The Company’s principal telephone number is (866) 655-3600.

The title of the class of equity securities to which this Schedule 14D-9 relates is Common Stock.  As of April 30, 2012, 26,096,970 shares of Common Stock were outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

This Schedule 14D-9 is being filed by the Company.  The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to a tender offer by CMG Partners, LLC, CMG Legacy Growth Fund, LLC, CMG Legacy Income Fund, LLC, CMG Income Fund II, LLC, and CMG Acquisition Co., LLC to purchase, subject to certain terms and conditions, up to 1,500,000 outstanding Shares, at a price of $2.00 per Share, in cash, without interest.

The Offerors have a history of making tender offers for shares of various direct participation programs such as the Company at prices below perceived value.  Historically, the number of shares acquired by the Offerors through those efforts has been de minimus.

The Offer is on the terms and conditions described in the Schedule TO.  Unless the Offer is extended by the Offerors, it will expire at 11:59 p.m., Pacific Time, on July 20, 2012.

According to the Schedule TO, the Offerors’ business address is 12828 Northup Way, Suite 110, Bellevue, Washington 98005 and their telephone number is (425) 376-0693.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offerors and its executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Item 13. Certain Relationships and Related Transactions and Director Independence” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 28, 2012 (the “Form 10-K”), which information is incorporated herein by reference.  The Form 10-K was previously mailed to all Stockholders of record in April 2012 and is available for free on the SEC’s website at www.sec.gov or at the website maintained for the Company at www.behringerharvard.com.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

(a)  Solicitation Recommendation

The Board thoroughly and carefully evaluated and assessed the terms of the Offer with the assistance of the Company’s management and its outside legal advisor.  The Board has determined that the Offer is not in the best interests of the Stockholders.

Accordingly, the Board recommends that the Stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

The Board acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offerors pursuant to the Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other things, his or her individual liquidity needs.

(b)  Background

On May 18, 2012, Mark Swenson, President of CMG Partners, LLC, notified the Company of the Offerors intention to commence a tender offer to purchase up to 1,500,000 shares of Common Stock at a purchase price equal to $2.00 per share on June 1, 2012 and provided us with draft copies of the materials related to the intended tender offer.

On June 4, 2012, the Board held a meeting with members of management and a representative from DLA Piper LLP (US), the Company’s outside counsel (“DLA Piper”) and reviewed the Board’s duties in connection with the intended tender offer.  Also at the meeting, members of management reviewed with the Board certain financial matters related to the intended tender offer.  The Board discussed the terms of the intended offer and, following these discussions, the Board determined that the Offer was not in the best interests of the Stockholders and recommended that that the Stockholders reject the Offer and not tender their Shares to the Offerors for purchase pursuant to the Offer.

On June 5, 2012, the Offerors filed a Tender Offer Statement on Schedule TO with the SEC, commencing the Offer.

(c)  Reasons for the Recommendation

In reaching the determination and in making the recommendation described above, the Board (i) reviewed the terms and conditions of the Offer; (ii) consulted with the Company’s management and representatives of DLA Piper, the Company’s outside legal counsel; and (iii) evaluated various relevant and material factors in light of the Board’s knowledge of the Company’s business, financial condition, portfolio of assets and future prospects in order to assess the adequacy of the terms of the Offer.

The reasons why the Board believes that the Offer is not in the best interests of the Stockholders include the following:

•                  The Board believes that the Offer Price is less than the current and potential long-term value of the Shares. The Board’s belief is based on its significant knowledge of the Company’s assets and, among other things, the following information provided by Company management:

(i)                       As of March 31, 2012, the Company had on its balance sheet total assets of approximately $430.5 million and total liabilities of approximately $231 million resulting in total equity of approximately $199.5 million.

(ii)                    Included in total assets at March 31, 2012 was approximately $93.2 million of unencumbered cash and cash equivalents, which is approximately $3.58 per share.

(iii)                 The Offer Price of $2.00 per share is far less, and the Offerors’ estimated value per share of $3.45 is less, than the $3.58 per share of unencumbered cash and cash equivalents that the Company had as of March 31, 2012.

(iv)                The Offerors stated that they determined an “Estimated Net Sales Value” of the Company’s real property investments “by first determining the net operating income (“NOI”) for the [Company’s] properties.  The NOI was calculated by adding depreciation, amortization, interest, and general and administrative expenses back to the net operating income of the [Company] as published in the Form 10-Q for the quarter ending March 31, 2012. This NOI was annualized by multiplying by four, and then was divided by an 8% capitalization rate (the “Cap Rate”).”  As discussed below, the Offerors’ calculation of net operating income ignores anticipated growth in net operating income from the Company’s portfolio properties after the renovation and repositioning of those properties is complete.  Therefore, the Board believes that the Offer Price and the implied value of the portfolio properties is inadequate.

(v)                   The Board considered private market capitalization rates published by Real Capital Analytics, Inc. by office, multifamily, hospitality and industrial property types and, by property type, their capitalization rates ranged from approximately 6.3%% to 7.8% with an average of 7%, offering further support that the Offer Price, which was based upon a capitalization rate of 8%, is inadequate.

The Company’s management, however, did not provide an estimate of the value of the Company or the Shares.

•                  The Company acquired two student housing properties in April 2011, one self-storage property in August 2011, one multifamily project in October 2011, and one multifamily property in December 2011, all of which the Company purchased at what it believes were favorable values with the intention to renovate and reposition in order to increase net operating income and thus create additional value. As the Company is in the midst of renovating and repositioning these properties and other properties that it acquired in late 2010, the Company has not yet reaped the full value of increases in net operating income and capital appreciation expected to occur after the renovation and repositioning is complete.  In addition, the Board believes that the Company is successfully executing its investment strategy and can create greater value for the Stockholders in the future, as demonstrated by the Company’s recent 50 cents per Share special distribution paid to the Stockholders on May 10, 2012.

•                  Given the Offer Price, the Board believes that the Offer represents an opportunistic attempt by the Offerors to purchase Shares at a low price and make a profit and, as a result, deprive the Stockholders who tender Shares in the Offer of the full current value of the Shares as well as the opportunity to realize the full potential long-term value of their investment in the Company.  In that regard, the Board noted that, in the Offerors’ own words: “The [Offerors] are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Shares.  In establishing the purchase prices of $2.00 per Share, the [Offerors] are motivated to establish the lowest price which might be acceptable to Shareholders consistent with the [Offerors’] objectives.”

•                  The Offerors also state that they have estimated the Shares are worth approximately $3.45 per Share, while acknowledging that they “… have not made an independent appraisal of the shares or the REIT’s properties, and are not qualified to appraise real estate.”  The Board and the Company’s management believe this illustrates the lack of credibility of the Offerors’ valuation methods and the inadequacy of their Offer Price to Stockholders.

•                  The Offerors used a 42% “liquidity discount” in determining the Offer Price as described in the Schedule TO, but they do not provide any analysis as to how they arrived at such discount other than that “a 42% discount … would meet the [Offerors’] return targets based on the estimated time frame to potentially reach the [Offerors’] Estimated Net Asset Value but nevertheless result in the possibility of a significant number of shareholders choosing to sell.”  In other words, the Offerors used a 42% liquidity discount because it was the largest liquidity discount that the Offerors believed that they could use to come to an offer price that was just high enough to get some stockholders to tender and sell their Shares to the Offerors.

•                  The Offer is subject to certain conditions, some of which provide the Offerors with the “reasonable” discretion to determine whether the conditions have been met, such as the Offerors’ determination as to whether there has been any change or development that has material adverse significance with respect to either the value of the Company or the value of the Shares to the Offerors.  In addition, the Board noted that the Offer can be amended, including to reduce the consideration paid for the Shares, or terminated with little notice to Stockholders.  Accordingly, the Board noted that there could be no assurance that the Offer would be completed as soon as the Offerors imply.

In view of the number of reasons and complexity of these matters, the Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board has determined that the Offer is not in the best interests of the Stockholders.

Accordingly, the Board recommends that the Stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

The Board acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offerors pursuant to the Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other things, his or her individual liquidity needs.

(d)  Intent to Tender

The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as other Stockholders.  All of the Company’s directors and executive officers who own Shares have advised the Company that they do not intend to tender any of their Shares in the Offer (including Shares they are deemed to beneficially own).

To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender Shares held of record or beneficially by such entity or person for purchase pursuant to the Offer.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Effective May 31, 2012, pursuant to the Exceptional Redemption provisions of the Company’s share redemption program, the Company redeemed approximately 22,564 Shares at an average redemption price per share of $8.40, for an aggregate price of approximately $189,447.

During the past 60 days prior to the filing of this Schedule 14D-9, no other transactions with respect to the Shares have been effected by the Company or by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The Company has not undertaken and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the dividend policy or the dividend rate, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the foregoing matters.

ITEM 8.  ADDITIONAL INFORMATION.

Certain statements in this Schedule 14D-9 other than historical facts may constitute “forward-looking statements.”  Words such as “may,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “could,” “should” and variations of these words and similar expressions are intended to identify forward-looking statements.

These forward-looking statements are not historical facts but reflect the intent, belief or current expectations of the Company based on management’s knowledge and understanding of the business and industry, the economy and other future conditions. These statements are not guarantees of future performance, and stockholders are cautioned not to place undue reliance on forward-looking statements. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under “Risk Factors” in the Company’s Annual Report on Form 10-K and the factors described below:

•                                          no trading market for the Shares exists and the Company can provide no assurance that one will ever develop;

•                                          possible delays in locating suitable investments;

•                                          the Company’s potential inability to invest in a diverse portfolio;

•                                          investments in foreign properties are susceptible to currency exchange rate fluctuations, adverse political developments, and changes in foreign laws;

•                                          adverse market and economic challenges experienced by the U.S. and global economies or real estate industry as a whole and the local economic conditions in the markets in which the Company’s properties are located;

•                                          the availability of credit generally, and any failure to refinance or extend the Company’s debt as it comes due or a failure to satisfy the conditions and requirements of that debt;

•                                          future increases in interest rates;

•                                          the Company’s ability to raise capital in the future by issuing additional equity or debt securities, selling its assets or otherwise;

•                                          payment of distributions from sources other than cash flows from operating activities;

•                                          the Company’s obligation to pay substantial fees to the advisor and its affiliates;

•                                          the Company’s ability to retain its executive officers and other key personnel of the advisor, its property manager and their affiliates;

•                                          conflicts of interest arising out of the Company’s relationships with the advisor and its affiliates;

•                                          unfavorable changes in laws or regulations impacting the Company’s business or our assets; and

•                                          factors that could affect the Company’s ability to qualify as a real estate investment trust.

Forward-looking statements in this Schedule 14D-9 reflect the Company’s view only as of the date this Schedule 14D-9 is filed with the SEC, and may ultimately prove to be incorrect or false. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, except as required by applicable law.

ITEM 9.  EXHIBITS.

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)	Text of Communication to the Company’s Stockholders.

(a)(2)	Text of E-mail to Financial Advisors.

(e)(1)	Excerpts from the Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 28, 2012.*

(g)	Not applicable.

*                 The sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011specified in Item 3 hereto are incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 28, 2012.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.

	By:	/s/ Michael J. O’Hanlon
		Name:	Michael J. O’Hanlon
		Title:	Chief Executive Officer and President

Dated: June 6, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Text of Communication to the Company’s Stockholders.

(a)(2)	Text of E-mail to Financial Advisors.

(e)(1)	Excerpts from the Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 28, 2012.*

(g)	Not applicable.

*                 The sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011specified in Item 3 hereto are incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 28, 2012.